Strategic Gaming Investments, Inc.




United States
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549


Dear Mr. Foti,

      We received a comment letter on our 10-KSB document for the fiscal year ended December 31, 2007 from Joseph Foti dated July 21, 2008. We are writing this letter to document our response to the comments outlined in that letter.

      We have taken the steps necessary to amend our 10-KSB filing and made the following changes:

      First,  we  updated  ITEM  8A:  Controls   and   Procedures   to  address
management's assessment of internal control over financial reporting as of December 31, 2007.

      Additionally, we amended Exhibits 31.1 and 32.1, the SOX certifications according to the guidelines outlined in your comment letter.

We also acknowledge that:
      -	      The company is responsible for  the  adequacy and accuracy of the disclosure in the filing.
      -	      Staff  comments or changes to disclosure  in  response  to  staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      -	      The company  may  not  assert  staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,
Strategic Gaming Investments


____________________________
Larry S. Schroeder
President, CEO, CFO